[redacted]

11023317

PUBLIC

SEC Mail Processing Section
RECEIVED
SEP 23 2011
Wash., D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/10 (MM/DD/YY) AND ENDING 07/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM CAPITAL U.S. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 WELLINGTON STREET WEST, SUITE 2101, P.O. BOX 55
(No. and Street)

TORONTO (City) ONTARIO CANADA (State) M5J 2N7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL WARD 416-360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

BAY ADELAIDE CENTRE, 333 BAY STREET SUITE 4600 (Address) TORONTO (City) ONTARIO (State) M5H 2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 10/28

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2011

(With Report of Independent Registered Public Accounting Firm thereon)

KPMG LLP
Chartered Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Paradigm Capital U.S. Inc.:

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. as of July 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paradigm Capital U.S. Inc. as of July 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

September 19, 2011

Toronto, Canada

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2011

Assets

Cash	$	505,886
Other taxes receivable (note 4)		132,257
Deposit with regulators		10,552
Securities owned (note 1(d))		4,799,542
Deferred income tax asset		25,850
	$	5,474,087

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	59,848
Payable to Parent (note 3)		330,601
		390,449
Stockholder's equity:		
Capital stock (note 2):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		4,650,000
Retained earnings		433,573
		5,083,638
	$	5,474,087

See accompanying notes to statement of financial condition.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Notes to Statement of Financial Condition
(Expressed in U.S. dollars)

July 31, 2011

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receive versus Payment basis. The Company uses the services of the National Bank Correspondent Network ("Clearing broker") through its Operating Agreement dated August 15, 2000 and amended and restated June 19, 2006 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safekeep customer securities and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada, a participating institution of the Canadian Investor Protection Fund. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

This financial statement has been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America.

(b) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

1. Significant accounting policies (continued):

(c) Use of estimates:

The preparation of a statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Securities transactions:

Securities transactions are recorded on a trade date basis. At July 31, 2011, the securities owned consisted of a 0.05% U.S. dollar-denominated Treasury Bill with a maturity date of October 6, 2011 in the amount of $4,799,542. The carrying value of the securities owned approximates its fair value because of the short-term maturity of the financial instrument. The fair value of the Company's position in U.S. dollar-denominated Treasury Bill is based on observable market inputs.

Customers' securities transactions are reported on a settlement date basis.

(e) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

1. Significant accounting policies (continued):

(f) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the Clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.

(g) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

2. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

3. Related party transactions and balances:

Transactions with affiliate:

In accordance with an Operating Agreement dated August 15, 2000 and amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead.

3. Related party transactions and balances (continued):

The Parent also pays certain invoices on behalf of the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

A substantial portion of the Company's expenses is paid to related parties. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

Payable to Parent comprises the following:

Commission receivable from Parent	$ 4,209,994
Accounts payable and accrued liabilities	(4,408,338)
Taxes payable in respect of goods and services taxes ("HST") (note 4)	(132,257)
	$ (330,601)

4. Other taxes receivable:

Other taxes receivable of $132,257 relate to HST in respect of service fees charged by the Parent. Such amounts are fully recoverable from tax authorities and anticipated to be collected within the next three months.

5. Receivable from/payable to customers:

From time to time, the Company has receivables from or payables to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the Clearing broker.

(Expressed in U.S. dollars)

6. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2011, the Company had net capital of $4,902,938, which was $4,652,938 in excess of the required capital.

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return. At July 31, 2011, the Company has additional non-capital losses carried forward for income tax purposes of approximately $294,117 which expire in the year 2031. The future income tax benefit that might arise from the utilization of these losses has not been recorded in the accounts.

8. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, July 31, 2011, and through to September 19, 2011, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.